EXHIBIT 1

THE D3 FAMILY FUNDS

September 21, 2010

Mr. Scott Gibson, Chairman of the Board of Directors
Radisys Corporation
5445 NE Dawson Creek Drive
Hillsboro OR 97124

Dear Scott,

During the past three years we have been pleased with the performance and the progress of Radisys.  We believe that the executive team is performing well. For example, CFO Brian Bronson has provided 10 consecutive quarters of accurate guidance and extricated the company from its auction rate securities for 100 cents on the dollar.  Vice President John Major skillfully has reduced cost and increased margins through out-sourcing and monetized part of Radisys’ investment in inventory.  The company’s acquisition strategy seems sensible and well executed. All three acquisitions made by the current management team seem to be performing well.  Radisys continues to generate substantial operating cash flow and cash per as-if-converted share has grown to $4.60.  We anticipate years of rapidly increasing profits, as higher margined new products replace lower margined legacy products and as ATCA continues to penetrate the global telecom industry.

Our only disappointment is Radisys’ share price, which has languished in single digits most of the past two years.  Now is as good a time as any to take advantage of that situation for the benefit of all Radisys shareholders.  “If you have lemons, make lemonade.”

The reasons for the languishing share price, we believe, are that Radisys’ earnings will be flat in 2010 as legacy product revenues run off faster than new product revenues ramp up (although we expect this to change for the better in 2011), equity investors are anxious after the market volatility of the past several years, and there is a malaise affecting many technology stocks.  None of these are Radisys’ fault.  This is not a fault-finding letter.  Instead, we suggest that you treat Radisys’ languishing share price as an opportunity to make money for the shareholders (and perhaps an opportunity for the insiders to acquire open market shares as well).

With an equity market cap of only $225M at the close of trading on September 17, an average daily trading volume of only 87,000 shares, and a strong balance sheet, Radisys today does not generate sufficient trading volume or investment banking fees to cost-justify extensive or deep analytical coverage.  Not many people are paying close attention.  Most analysts only look one quarter ahead; therefore most do not emphasize the powerful growth in gross margin and earnings which we expect Radisys will begin generating in 2011 as the impact of the product mix change turns positive.

With Radisys’ limited trading volume today, when sentiment does change, minor adjustments in volume can drive out-sized moves in the share price.  For example, after Radisys reported results for the second quarter of 2010, some investors and analysts felt that the growth rate of new products might be less than the whisper number.  As a result, from July 27 through August 5, Radisys’ share price tumbled 21%.  In January 2009, Radisys’ share price bottomed at $4.39, roughly equivalent to cash per share.

Sometimes you must wonder whether it might be better for Radisys to be a private company—you could save money, focus entirely on the fundamentals, and not be distracted by the volatile share price.  But, if the sense of the Board is that Radisys should remain a public company, then it should take advantage of its financial strength, and of market inefficiency and share price volatility, rather than just enduring these episodes of under-valuation.

Even if Radisys continues to execute well, as it has the past 2 ½ years, its share price still could be pummeled by the events and the psychology of the broader market.  Chances are that there may be sovereign defaults by heavily indebted nations.  The growth rate of our gross domestic product may have slowed to only 1-2%.  At that low rate, randomness alone could generate several quarters of GDP contraction.  Imagine the impact of that on the public equity markets!  There could be substantial year-end tax-motivated selling by investors monetizing gains at current capital gains tax rates, rather than at the higher rates we soon may have.  A large seller might be forced to liquidate shares for wholly innocent reasons.  Or something else could spook the market and tank the share price.  We cannot know what may happen or when.  We do know that Bernard Baruch was absolutely right when he replied to a Presidential inquiry about the trend of the stock market by saying:  “It will fluctuate.”

Therefore we urge Radisys’ Board of Directors to take full advantage of Radisys’ strong balance sheet and of stock market inefficiency and volatility for the benefit of all shareholders.  Sharp share price moves happen so suddenly, and last so briefly, that if the company is not prepared in advance to capitalize on them, it will miss the opportunity.  When the Board meets in October we urge it to (1) establish an opportunistic share repurchase program and (2) institute a regular quarterly cash dividend.  The repurchase should be ongoing, so that its impact compounds with time, and the program must be large enough to make a material difference, though not so large that it would impair Radisys’ ability to grow via acquisition.  We suggest that the Board approve a $20M share repurchase program and a 2-3% cash dividend.  We suggest that you consider something like an $8 share price as the repurchase trigger.  Since the beginning of 2009, there have been nearly 160 days when Radisys’ shares traded below $8.  While a $20M repurchase commitment may feel large, we note that the company regularly generates substantial operating cash flows.  Given the transition from legacy to new products, and the continuing growth of ATCA, it would not surprise us if beginning in 2011 Radisys were to generate $30M of cash per year.

Many tech stocks are not behaving well lately.  Many companies have fortress balance sheets—we call them “green cocoons”--but correspondingly inadequate returns on equity.  The cocoons seem to persist for two reasons:  to insulate companies from cyclical swings in their business and to fund acquisitions.  Regarding the former, reducing costs by moving manufacturing and engineering offshore has mitigated some of the impact of the business cycle.  As Tavis McCourt, a securities analyst at Morgan Keegan, has noted in a recent piece of research entitled “Why Cash Hoards are Destroying Public Equity Value in Tech” (attached), cash cocoons sometimes encourage tech companies to make poor acquisitions and/or overpay for them.  By allocating shareholders’ cash more intelligently and opportunistically, by repurchasing shares at times when the public markets are throwing them away, and by paying a cash dividend, Radisys can make a virtue out of being public and financially strong:  you can bolster ROE,  accelerate the growth of EPS, and increase shareholders’ total returns.

Consistent with this commitment to generating positive shareholder returns, many tech companies recently announced share repurchase programs, new or increased dividends, or both.  Without attempting an exhaustive list, we recall recent announcements about repurchases and dividends from HP, Intuit, Ixys, DG Fast Channel, QLogic, Rambus, ATMI, LAM Research, Texas Instruments, Cisco, Micrel, Thermo Fisher, Plantronics, IBM, and Microsoft.  If you’d like to be known by the company you keep, this is not a bad crowd to emulate.

We hope that Radisys’ Board will institute a regular cash dividend and authorize a substantial ongoing repurchase program at the October Board meeting.  With Radisys’ share price ending the week of September 17 at only $9.29 and cash per as-if-converted share up to $4.60 and climbing, Radisys ended last week trading at a share price net of cash of $4.69, only 6.6 times projected 2011 earnings!  While we support the company’s acquisition strategy, we believe Radisys’ financial and managerial strength, and its healthy and growing operating cash flow, enable it to both grow through M&A and improve shareholder returns by opportunistically repurchasing shares and paying a regular cash dividend. Radisys’ share price has languished long enough.  We ask the Board to take prudent steps, as many other tech companies are doing, to reward shareholders by getting the share price moving up again.  Carpe diem!
Thank you for considering our suggestions.

Sincerely yours,

/s/ David Nierenberg

David Nierenberg

/s/ Cara Denver Jacobsen

Cara Denver Jacobsen

Attachment to Letter

“Why Cash Hoards are Destroying Public Equity Value in Tech”

By

Tavis McCourt, a securities analyst at Morgan Keegan

Morgan Keegan	EQUITY RESEARCH
September3, 2010	Industry Note

Why Cash Hoards Are Destroying Public Equity Value In Tech

—
In the note below we outline a case for technology companies with excess cash to radically alter their capital allocation strategies to include dividend payout ratios as high as 70% of Net Income. We make the case that equity values would increase 35%-77% under such a scenario and provide more stable and consistent returns longer term, while not impeding growth and still allowing for rational acquisitions.
Communications Technology Tavis McCourt, CFA 615.665.3644 tavis.mccourt @morgankeegan.com

—
We believe the current "cash hoarding" strategy by the industry is at best creating a stranded asset, and at worst provides incentives to create a never ending stream of future competitors. Public equity investors have appeared to figure this out, and are rewarding large technology companies with laughably low P/Es relative to other large companies in other sectors.

—
Over the next few years, CEOs and Boards of Directors of large technology companies may come to the conclusion that the battle for a higher stock price may no longer be won by the company that can compete most effectively for the capital of growth investors, but by the company that can compete most effectively for the capital of income-starved investors. For the last 10 years, the bond market has done a better job of attracting this growing investor base. With investing demographics only likely to accelerate the demand for income over growth for decades, one can only hope that tech companies can finally end their decade long fascination with hoarding cash sooner rather than later.

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Morgan Keegan & Co., Inc. does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report.

Investors should consider this report as only a single factor in making their investment decision.

Please see Disclosure and Certification Statement beginning on page 10 of this report.

Morgan Keegan & Co., Inc.	Communications Technology

Why Cash Hoards Are Destroying Equity Value

If technology company CEOs/Boards are wondering why their stocks never seem to reflect the value of the cash on their balance sheet, and why large cap companies in "boring industries" without much secular growth are getting the same to higher P/E multiples than most large cap technology companies, here is a quick and simple explanation.

Large tech companies are funding their own competition, and public equity investors have finally caught on. Put another way, leading tech companies are not allowing capital to exit the industry, and therefore equity investors are betting that returns on that capital will ultimately come down. Here is the quick explanation of how these lower returns would likely be manifested.

Large technology companies spend 10+ years hoarding cash overseas (for tax and acquisition purposes) and in the US (for acquisition purposes).

Knowing this, entrepreneurs and VC firms start companies understanding that there is a meaningful chance that large tech companies will overbid for the assets as these large cash hoards create an auction environment for any company with valuable technology. Venture capital funds and entrepreneurs earn outsized returns.

Venture capitalists and entrepreneurs then take these outsized profits and re-invest much of it into new tech startups that will further threaten large company profit streams in the future.

Public equity investors ultimately catch on and start substantially discounting the value of the cash on large cap technology company's balance sheets as it become clear that the cash is not getting returned to its owners, but instead is being used by smaller competitors at less than attractive prices.

Then equity investors start assuming a series of dilutive acquisitions will continue into perpetuity as more and more startups are funded through the process over time. This results in a P/E at large technology companies that is in line to lower than many other industries with far fewer growth prospects.

Morgan Keegan & Co., Inc.	Communications Technology

Below is a table outlining valuations, growth and dividend profiles of 5 sectors of the S&P 500. We have included a number of representative large cap companies in each sector.

	Dividend Yield	2011E EPS Growth	2011E P/E	EV/EBITDA	Payout ratio	Cash As % Of EV
Technology	0.96%	11.62%	11.7	6.3	17.4%	32.1%
Technology	0.96%	11.62%	11.7	6.3	17.4%	32.1%
Telecom Services	7.20%	3.06%	12.5	5.5	90.3%	1.2%
Utilities	4.65%	0.10%	12.1	6.3	56.5%	4.2%
Consumer Products	1.94%	9.81%	14.3	8.3	27.0%	10.5%
industrials	2.45%	23.95%	12.9	8.0	31.9%	8.0%

Source: Thomson One, SEC Filings, Morgan Keegan analysis

Companies in each sector include:
Technology - ADI, BRCM, NSM, TXN, BMC, CA, CSC, GOOG, MSFT, ORCL, A, AAPL, CSCO, GLW, DELL, EMC, HPQ, IBM, JNPR, MOT, QCOM
Telecom Services - T, CTL, VZ, WIN
Utilities - EXC, PCG, PEG, ED, AEE
Consumer Products - NKE, COH, VFC, RL, KO
Industrials - ITW, TYC, HON, CAT, DE

As shown above, the average technology sector P/E is 11.7x based on 2011 estimates, below every other sector we looked at, and EV/EBITDA ratios were below every sector except telecom services. However, EPS growth expectations for the technology sector are much more similar to the consumer and industrial sectors rather than the telecom and utilities sectors that it closely resembles in valuation.   Although the technology sector should have at least as strong of growth prospects as consumer products and industrials over the long term, these industries are not sitting on large cash hoards, and pay out nearly 1/3rd of NI in a dividend.

Why Are Tech P/Es Lower Than REITs, Utilities, and Telco Services? In our view, a core problem with equity returns in technology is that capital is not leaving the industry, as essentially all the profits the industry generates in a given year ultimately gets re-invested back into the industry, creating increased competition, lower prices, and ultimately lower returns on investment. Excess capital rapidly exits many other mature industries in the form of dividends, which helps prevent an over-capitalization problem within each industry. Additionally, the dividends themselves help investors understand the true value of companies in these sectors through the ups and downs of an economic cycle. Investors can then re-invest these dividends in a "sector-agnostic" fashion rather than having all the profits from the tech industry re-invested back into the tech industry as is largely the case today.

How Can The Tech Industry Escape The Over-Capitalization Dilemma? The solution for the tech industry is relatively simple. Capital needs to exit the industry.

Although share buybacks help modestly, they tend to be far too small to make a difference to the overall capital of the industry, and far too random for an investor to build into the long term valuation of the company's equity capital. A much more effective way to get capital out of the industry is a radical change in dividend policies at publicly traded technology companies.

A Thought Exercise - What If Large Tech Companies Paid Large Dividends? Because most technology companies have outsourced everything capital-intensive related to their businesses, they largely do not need capital to grow, and most earn significant profits and free cash flow in both good times and bad. What if tech companies paid out 70% of their net income in an annual dividend? Nearly every large cap tech company and many small caps could easily manage this level of dividend due to their high levels of profitability and lack of capital intensity. Additionally, the massive cash hoards built up over the past 10+ years provide a nice buffer in case of an extended period of weakness.

Morgan Keegan & Co., Inc.	Communications Technology

Given the stronger growth prospects of technology as a sector relative to REITS, utilities and telco services, we suspect technology companies would trade at dividend yields that were far lower than these sectors. The utilities are sitting at a dividend yield of 4.7%, the lowest of those sectors, and we can safely say the tech sector would, on average trade at a dividend yield below 4.7%. Consumer products companies in our comparison trade at a dividend yield of 2.0% and industrials at 2.5% yield, although their payout ratio is not as high as the 70% we suggest (we believe these sector would be valued higher with a higher dividend payout as well).

For our analysis, we have assumed that the tech sector gets the same dividend yield as the Utility sector, 4.7%, as the conservative scenario, and a 3.6% dividend as a less conservative scenario. We note that even the less conservative scenario dividend yield would still be well above the 10 year bond yield, and probably in the range of where many of these companies could issue long term debt for in today's market.

21 Selected Mid and Large Cap Technology Stocks

Symbol	Current Share Price	Dividend at 70% Payout	Div. Yield at 70% Payout	Price at 3.6% yield	Share Appreciation	Price at 4.7% Yield	Share Appreciation
ADI	$29.59	$1.76	6.0°%	$49.00	65.6%	$37.53	26.8%
BRCM	33.23	$1.94	5.8%	53.86	62.1%	41.26	24.2%
NSM	13.26	$0.98	7.4%	27.22	105.3%	20.85	57.2%
TXN	24.33	$1.81	7.4%	50.17	106.2%	38.43	57.9%
BMC	38.34	$2.09	5.5%	58.14	51.6%	44.53	16.2%
CA	19.09	$1.39	7.3%	38.69	102.7%	29.64	55.3%
CSC	42.51	$3.93	9.3%	109.28	157.1%	83.70	96.9%
GOOG	470.30	$21.88	4.7%	607.83	29.2%	465.57	-1.0%
MSFT	24.29	$1.76	7.2%	48.81	100.9%	37.38	53.9%
ORCL	22.92	$1.41	6.1%	39.08	70.5%	29.94	30.6%
A	29.85	$1.65	5.5%	45.89	53.7%	35.15	17.8%
AAPL	258.77	$12.81	5.0%	355.83	37.5%	272.55	5.3%
CSCO	21.04	$1.30	6.2%	36.17	71.9%	27.70	31.7%
GLW	16.81	$1.44	8.6%	40.06	138.3%	30.68	82.5%
DELL	12.59	$1.01	8.0%	28.00	122.4%	21.45	70.3%
EMC	19.91	$0.97	4.9%	27.03	35.7%	20.70	4.0%
HPQ	40.34	$3.62	9.0%	100.53	149.2%	77.00	90.9%
IBM	127.58	$8.65	6.8%	240.33	88.4%	184.09	44.3%
JNPR	28.99	$1.04	3.6%	28.97	-0.1%	22.19	-23.5%
MOT	7.94	$0.39	4.8%	10.69	34.7%	8.19	3.2%
QCOM	40.38	$1.85	4.6%	51.33	27.1%	39.32	-2.6%
Average					76.7%		35.3%

The table below is our estimate of where a broad swath of technology stocks would trade if they paid out 70% of their Net Income in a dividend. Based on our assumptions, these 21 stocks, on average would immediately trade between 35%-77% higher, and we suspect this analysis vastly underestimates the value that may be placed on higher growth companies in the list (does anyone really believe Apple would only get a 3.6% dividend yield)?

The takeaway for management teams of tech companies is that dividend paying investors are likely to value your free cash flow substantially more than growth oriented investors are today.

Another important thing to recognize as a shareholder is that companies would still be as rewarded for growth as they are today (and likely more so) as the dividends should have no impact on the ability to grow. However, in times when growth is slowing (i.e., right now) and traditional growth investors exit positions seemingly with no regard for valuation, a much more stable investor base would prevent the shares from getting ridiculously cheap (as long as the dividend yield was clearly safe).

Morgan Keegan & Co., Inc.	Communications Technology

Therefore, when growth returns to the economy and growth re-accelerates at these tech companies, the dividend yield will likely remain similar despite an increase in bond yields as the P/E would be a more meaningful metric again. When growth slows, the dividend provides a backstop to the predictable over-reaction of the current crop of tech investors.

Arguments Against A Dividend

Impact on the ability to grow - In a capital intensive industry this argument would make sense to us. However, most publicly-traded technology companies tend to generate substantial free cash flow in good times and bad as they have effectively outsourced all the capital intensive parts of their business to Asia. The true "capital" of a technology company is its R&D spend, which is expensed as incurred, so if a tech company is financially strong enough to earn positive net income while growing, it should also be strong enough to earn positive free cash flow and to pay a dividend without impeding this growth. The outsourcing of capital intensive parts of the business, which most tech companies have done over the past 20 years, creates substantial value for shareholders if the capital saved is then given back to shareholders or invested in a higher return project. However, it makes little sense if the capital saved is just hoarded in overseas bank accounts, and ultimately used to inflate the value of smaller competitors.

Impact on the ability to make acquisitions - This ultimately may be positive for shareholders, but even if an especially value-creating acquisition appears on the horizon, it could be paid for with stock, and public equity investors would be somewhat ensured of its rationale because the acquired company would have to still be able to help support the dividend growth. I would have to believe that HPQ and DELL shareholders would feel better about the bidding war for 3Par if each would be able to say that this acquisition will not impact our ability to maintain our dividend in the near term, and will enable us to grow our dividend faster in the longer term. Investors in that instance could be assured that the prices paid were rational.

Impact on stock option plans - Paying a dividend lowers the value of stock options, which make up a large portion of compensation for senior management and employees at most technology companies. The easy way to address this is to simply transition to paying incentive compensation in restricted stock rather than options. A dividend would also have the benefit of demonstrating to management teams just how dilutive their share compensation plans can be as this annual dilution would have to be "paid for" with increased dividend payments by the company.

Uncertain tax policy - It is certainly a fair case that dividends are a form of double-taxation and that reinvestment is more tax efficient than having shareholders pay Uncle Sam a second time with a dividend. Additionally, with dividend tax policy uncertain after 2010 it is next to impossible to make a scientific study as to the after-tax impact on dividends to shareholders. However, there are 5 indisputable facts that will ultimately drive the dividend tax debate long term, and they are....

1.	The US is a democracy
2.	The US population is getting older
3.	Older investors prefer income to growth
4.	Older investors vote quite consistently
5.	Politicians enjoy being re-elected

Putting these 5 facts together, it is pretty clear that over time, the US is much more likely to make paying a dividend more attractive rather than less.

The Dirty Little Secret About Cash - At many technology companies a significant portion of the cash balance is held overseas, and much of the free cash flow is generated overseas. Because the US corporate tax rate is substantially higher than every other country on the face of the earth (besides Japan), the tax consequences of repatriating the cash from overseas back to the US has a negative impact on both the cash itself and the ongoing tax expense of the corporation repatriating. In other words, at most technology companies it isn't feasible to pay out 70% of the net income in a dividend without negative tax consequences because in most cases much less than 70% of the net income is derived inside the US, and therefore the cash for the dividend would have to be repatriated.

Morgan Keegan & Co., Inc.	Communications Technology

To solve this quite contentious issue, a bit of lobbying and common sense is needed. The obvious solution would be for the US government to lower the corporate tax rate to something reasonable, but assuming this is unlikely near term, we offer another suggestion.

Make dividends tax deductible to the corporation. This kills 3 birds with one stone.

1.
This would allow the US government to capture more dividend taxes (as we presume more shareholders would demand dividends with the double-taxation argument out of the way) and to be able to maintain a laughably high corporate tax rate if that happens to be politically expedient.

2.	This would allow the US government to receive revenue from the repatriation (through the tax on the dividends) rather than having "repatriation holidays", which is politically more difficult.
3.
This would solve the problem of having what has to be hundreds of billions of dollars in US capital that is stranded overseas and serving as a low cost funding mechanism for many of the US' economic competition rather than as a low cost funding mechanism for the US banking system.

With the government needing consistent sources of income, shareholders needing consistent sources of income, and companies no longer getting any value for their overseas cash anyway, this would seem to be an easy win-win politically, and would allow corporations to justify shifting overseas profits back to the US to finance large dividend payouts.

The Macro Picture - Why Growth Doesn't Matter As Much As It Once Did

For those of us that were analyzing stocks in the 1990s it was a pretty simple formula. More growth equals higher P/E. The economic rationale for this is sound, and the demographic reason for this was obvious in retrospect. The baby boomers were in their 40s and 50s and were investing for their retirement and not in need of substantial income, but rather were attempting to grow their savings.

However, baby boomers are now starting to retire (or would like to) and all of a sudden income is what the average US investor craves. This demographic shift is obvious when one looks at the mutual fund inflows between bonds and equities over the past 20 years as shown below.

Morgan Keegan & Co., Inc.	Communications Technology

The first graph below shows net new cash flow into US mutual funds from 1990-2000.

Net New Cash Flow Into US Mutual Funds ($-millions) 1990s

Source: www.ici.org, Morgan Keegan analysis

As shown above, throughout the early 1990s, bond/hybrid and equity fund inflows were about equal before equity inflows exploded in 1994-2000 while bond/hybrid inflows languished.   Obviously, the 1999-2000 activity had a lot to do with the tech bubble, the trend from 1994-1998 was equally clear.

Net New Cash Flow Into US Mutual Funds ($-millions) 2000s

Source: www.ici.org, Morgan Keegan analysis

As shown above, the last decade has seen a dramatic change in US mutual fund inflows. Even during the "bull market" years of 2003-2006, equity fund inflows were relatively modest compared to the 1990s, and during the 2 recessionary periods, bond/hybrid funds have attracted dramatically more assets than equity funds.

Morgan Keegan & Co., Inc.	Communications Technology

The graph below perhaps tells the whole story. In the 1990s, when the baby boomers were attempting to grow their retirement portfolios without significant regard for income, 85% of the mutual fund inflows were into equity funds, whereas this decade only 25% of the US mutual fund inflows have been into equity funds, vs. 75% into bond and hybrid funds.

Net New Cash Flow Into US Mutual Funds ($-millions)

Source: www.ici.org, Morgan Keegan analysis

Although the most recent rally in bonds has most likely been due to fear about the economic recovery, the 10+ year downward movement in bond yields and tepid equity inflows even during the mid-decade "bull market" is at least partly a function of an increase demand for yield by US investors.

Given the continued aging of the US population, this need for yield is only going to become more intense over the next generation. Ultimately, this will force more of the investing public back into stocks as bond yields continue to fall, but it may be the case that only those companies than can offer a reasonable current income will succeed in attracting any of the capital that exits the bond market for the equity market. The technology industry has largely not figured this out yet, and therefore is trading at P/Es that are laughably below companies in industries that do not have nearly the same growth potential.

Summary

The US technology industry is the engine of innovation and productivity for the entire world, and has improved the standard of living in immeasurable terms for everyone over the past generation. To complete the virtuous cycle of this innovation, the tech industry should now begin returning the cash generated from this innovation to shareholders in a consistent and predictable fashion.  In doing so, the industry would be at the forefront of yet another massive improvement in living standards as its cash hoards are put to more productive uses.

Public Companies Mentioned:

Morgan Keegan & Co., Inc.
Communications Technology
Analog Devices, Inc. (ADI, $29.59, NR)
Broadcom Corp (BRCM, $33.23, NR)
National Semiconductor Corp (NSM, $13.26, O-S)
Texas Instruments Inc (TXN, $24.33, NR)
BMC Software Inc (BMC, $38.34, NR)
CA Inc (CA, $19.09, NR)
Computer Sciences Corporation (CSC, $42.51, NR)
Google (GOOG, $470.30, NR)
Microsoft (MSFT, $24.29, NR)
Oracle (ORCL, $22.92, O-M)
Agilent Technologies Inc (A, $29.85, NR)
Apple (AAPL, $258.77, O-M)
Cisco (CSCO, $21.04, O-M)
Corning (GLW, $16.81, O-M)
Dell (DELL, $12.59, NR)
EMC (EMC, $19.91, O-M)
Hewlett-Packard (HPQ, $40.34, NR)
IBM (IBM, $127.58, NR)
Juniper Networks (JNPR, $28.99, M-S)
Motorola (MOT, $7.94, O-M)
Qualcomm (QCOM, $40.38, M-M)
AT&T (T, $27.44, NR)
CenturyLink (CTL, $36.21, NR)
Verizon (VZ, $30.20, NR)
Windstream Corporation (WIN, $11.95, NR)
Exelon (EXC, $42.22, NR)
PG&E Corp (PCG, $47.68, NR)
Public Service Enterprise Group Inc (PEG, $32.93, NR)
Consolidated Edison (ED, $48.44, NR)
Ameren Corp (AEE, $28.65, NR)
Nike (NKE, $74.25, NR)
Coach Inc. (COH, $39.12, NR)
VF Corp (VFC, $75.58, NR)
Polo Ralph Lauren (RL, $81.09, NR)
Coca-Cola (KO, $57.56, NR)
Illinois Tool Works (ITW, $45.00, NR)
Tyco International (TYC, $38.79, NR)
Honeywell International (HON, $42.82, NR)
Caterpillar (CAT, $70.08, NR)
Deere & Co. (DE, $68.63, NR)

Morgan Keegan & Co., Inc.	Communications Technology

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IMPORTANT DISCLOSURES
The research analyst responsible for the preparation of this report does not hold investment positions of any nature in the securities of this issuer. The research analyst responsible for the preparation of this report is compensated in part on the firm's investment banking revenue but is not compensated based upon specific investment banking services transactions.

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Morgan Keegan Companies Rated:		Investment Banking Clients within last 12 months:
Outperform / Buy	55%	Outperform / Buy	13%
Market Perform / Hold	35%	Market Perform / Hold	7%
Underperform / Sell	1%	Underperform / Sell	25%
Not Rated	9%	Not Rated	9%
For purposes of the NYSE and NASDAQ, rating distribution disclosure requirements, our rating of Outperform, Market Perform and Underperform closely correspond to Buy, Hold and Sell, respectively.

ANALYST CERTIFICATION

The research analyst responsible for the preparation of this research report certifies that; (a) the views expressed in this research report accurately reflect the research analyst's personal views about any and all of the subject security(ies) and issuer(s), and (b) no part of the research analyst's compensation was, is, or will be directly or indirectly related to the specific recommendations or views contained in this research report.

Twelve-month price targets for securities under coverage may be based upon various valuation metrics including without limitation: price/earnings ratios, price/sales ratios, discounted cash flow (DCF), relative multiples, sum of the parts, etc. Price targets are, as of the date of the report in which they appear, subject to change, and imply no guarantee of performance.

Research reports may contain a short-term trading idea which highlights near-term catalysts or events affecting the company, its competitors or the market that should have a short-term price effect on the company's shares. Short-term trading ideas are not related to a stock's performance rating, which focuses both on a longer-term return and attractiveness for investment relative to the relevant benchmark. Short-term trading ideas are different from performance ratings and, by their very nature, will be more positive or more negative than the performance rating. Research reports are not intended to provide personal investment advice and do not take into account the specific investment objectives, financial situation, or particular needs of any specific person. No security or investment strategy can suit all investors. Investors should seek financial advice regarding the appropriateness of their investing in any security or implementing any investment strategy discussed in a report and should understand that any statement in a report regarding future prospects may not be realized.

This research report is not intended to provide personal investment objectives, financial situation, or particular needs of any specific person. No security or investment strategy can suit all investors. Investors should seek financial advice regarding the appropriateness of their investing in any security or implementing any investment strategy discussed in this report and should understand that any statement in this report regarding future prospects may not be realized.

ADDITIONAL DISCLOSURES: The information contained in this report is based on sources considered to be reliable but is not represented to be complete and its accuracy is not guaranteed. The opinions expressed reflect the judgment of the author as of the date of publication and are subject to change without notice. This report does not constitute an offer to Morgan Keegan & Co., Inc. Communications Technology sell or a solicitation of an offer to buy any securities. Morgan Keegan & Co., Inc., a subsidiary of Regions Financial Corporation, and its officers, directors, shareholders and employees, and affiliates and members of their families may have positions in these securities and may, as principal or agent, buy and sell such securities before, after or concurrently with the publication of this report. Morgan Keegan & Co., Inc., member FINRA, SIPC, is a registered broker-dealer subsidiary of Regions Financial Corporation. Investments are NOT FDIC INSURED, NOT BANK GUARANTEED and MAY LOSE VALUE.
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compendium report, please write to us at the following address:
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